Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-269439
PROSPECTUS SUPPLEMENT NO.1 (to Prospectus dated May 10, 2023)

Moolec Science SA

11,110,000 ORDINARY SHARES and
35,818,285 ORDINARY SHARES
Offered by Selling Securityholders

____________________

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form F-1 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-269439).

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on July 10, 2023 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Ordinary Shares are listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “MLEC”. On July 7, 2023, the closing sale price of our Ordinary Shares was $3.40.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in the Company’s securities involves risks. See “Risk Factors” beginning on page 22 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 10, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

EXHIBIT LIST

Exhibit No.	Description
99.1	Moolec Science SA unaudited interim condensed consolidated financial statements as of March 31, 2023 and June 30, 2022, and for the three and nine-month periods ended March 31, 2023 and 2022.
99.2	ValoraSoy S.A. statement of assets acquired and liabilities assumed as of April 24, 2023.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: July 10, 2023	By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Chief Executive Officer

2

Exhibit 99.1

Unaudited interim condensed consolidated financial statements as of March 31, 2023 and June 30, 2022, and for the three and nine-month periods ended March 31, 2023 and 2022.

Moolec Science S.A.

Unaudited interim condensed consolidated financial statements as of March 31, 2023 and June 30, 2022, and for the three and nine- months periods ended March 31, 2023 and 2022

Moolec Science S.A.

Unaudited interim condensed consolidated statements of operations

For the nine and three month-period ended March 31, 2023 and 2022

In USD [$]

		For the nine months ended	For the nine months ended	Three month period ended
	Notes	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Continuing operations
Research and development expense		(980,585)	(708,211)	(576,096)	(176,161)
Marketing expense		(54,155)	(83,353)	(14,364)	(5,455)
Administrative expense		(1,486,378)	(1,517,971)	(760,984)	(311,697)
Other operating expense	14	(3,584,298)	(41,020)	906,746	(26,649)
Loss from operations		$(6,105,416)	$(2,350,555)	$(444,698)	$(519,962)

Financial income / expenses		(230,375)	(657,779)	86,119	(647,165)
Share based payment cost of listing shares	1	(42,705,061)	-

Loss before Income tax		$(49,040,852)	$(3,008,334)	$(358,579)	$(1,167,127)

Income tax		-	-	-	-
Loss of the period		$(49,040,852)	$(3,008,334)	$(358,579)	$(1,167,127)

Total comprehensive loss for the period		$(49,040,852)	$(3,008,334)	$(358,579)	$(1,167,127)
Basic and diluted loss per share	15	(1.47)	(0.10)	(0.01)	(0.04)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Moolec Science S.A.

Unaudited interim condensed consolidated statements of financial position

As of March 31, 2023 presented in comparative figures

In USD [$]

	Notes	As of March 31, 2023	As of June 30, 2022
ASSET
Non current assets
Intangible Assets	6	4,745,108	4,598,930
Fixed Assets	7	10,214	8,918
Other Non-Current receivables	8	8,070,000	-
Total non-current assets		$12,825,322	$4,607,848
Current assets
Cash and cash equivalents	9	6,219,911	1,081,808
Other receivables		939,202	2,061
Total current assets		$7,159,113	$1,083,869
TOTAL ASSETS		$19,984,435	$5,691,717
LIABILITIES AND EQUITY
Equity
Share capital	13	375,605	310,000
Share premium	13	66,537,065	7,290,000
Equity settled share based payment	17	551,841	838,576
Accumulated deficit		(55,875,095)	(6,834,243)
Total equity		$11,589,416	$1,604,333
Liabilities
Current liabilities
Accounts payable	10	5,857,402	1,226,213
Other current liabilities	11	871,117	1,171
Warrants liabilities	12	1,666,500	-
Simply Agreement for Future Equity (“SAFE”)	18	-	2,860,000
Total current liabilities		$8,395,019	$4,087,384
TOTAL LIABILITIES		$8,395,019	$4,087,384
TOTAL LIABILITIES AND EQUITY		$19,984,435	$5,691,717

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Moolec Science S.A.

Unaudited interim condensed consolidated statements of changes in equity

For the nine-month period ended March 31, 2023 and 2022

In USD [$]

	Notes	Share capital	Share Premium	Equity settled share based payment	Retained (deficit)	Total Equity
Opening Balance as of June 30, 2021		$310,000	$7,290,000	$-	$(2,307,338)	$5,292,662
Equity settled share based payment		-	-	774,700	-	774,700
Total comprehensive (loss)		-	-	-	(3,008,334)	(3,008,334)
Balance as of March 31, 2022		$310,000	$7,290,000	$774,700	$(5,315,672)	$3,059,028

Opening Balance as of June 30, 2022		310,000	7,290,000	838,576	(6,834,243)	1,604,333
Issue of share capital (Moolec shares)	8	15,000	8,105,000	-	-	8,120,000
Issue of share capital (SAFE shares)	18	2,623	3,170,723	-	-	3,173,346
Issue of share capital (LightJump shares)	1	33,639	39,610,630	-	-	39,644,269
Issue of share capital (Backstop shares)	1	12,017	7,999,023	-	-	8,011,040
Equity settled share based payment	1	2,326	361,689	(286,735)	-	77,280
Total comprehensive (loss)		-	-	-	(49,040,852)	(49,040,852)
Balance as of March 31, 2023		$375,605	$66,537,065	$551,841	$(55,875,095)	$11,589,416

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Moolec Science S.A.

Unaudited interim condensed consolidated statements of cash flows

For the nine-month periods ended March 31, 2023 and 2022

In USD [$]

	For the nine months ended March 31, 2023	For the nine months ended March 31, 2022
Cash flows from operating activities
Loss for the year / period	$(49,040,852)	$(3,008,334)
Adjustments to reconcile loss for the period to net cash flows
Depreciation and amortization	1,274	1,274
Employee share based payment	77,279	774,700
Change in fair value of Simply Agreement for Future Equity (“SAFE”)	313,346	645,000
Share based payment cost of listing shares (non-cash item)	42,705,061	-
Financial income / expenses	(82,971)	11,655
Changes in working capital
Receivables from related parties	-	(42,978)
Other receivables	(937,140)	(17,928)
Accounts Payable	1,247,338	357,860
Other liabilities	869,946	1,682
Net cash (used) in operating activities	$(4,846,719)	$(1,277,069)
Cash flows from investment activities
Additions of fixed assets	(2,570)
Additions of Intangible assets	(146,178)	-
Net cash used to investment activities	$(148,748)	$-
Cash flows from financing activities
Proceeds from issuance of share capital to UGVL and Theo (Backstop)	8,011,040	-
Proceeds from issuance of share capital to SPAC public holders (Trust)	1,988,975	-
Proceeds from the SAFE		1,500,000
Net cash generated from financing activities	$10,000,015	$1,500,000
Net increase in cash and cash equivalents	$5,004,549	$222,931
Cash and cash equivalents at beginning of the period	1,081,808	980,527
Effect of exchange rate changes on cash and equivalents	133,554	(11,655)
Cash and cash equivalents at end of the period	$6,219,911	$1,191,803
Non-cash financing activities
Issue of Share Capital and Share Premium of New Shareholders through other non current receivables	$8,070,000	$-
Relief of SAFE financial liabilities through the issue of Share Capital and Share Premium	$3,173,346	$-
Capitalization of transaction expenses through Accounts Payable	$(1,057,833)	$-
Net liabilities acquired through issuance of share capital	$(3,991,935)	$-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Moolec Science S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the nine months ended March 31, 2023 and 2022

In USD [$]

Note 1. General information

Moolec Science SA (“the Company” or “Moolec Science”) is a public limited liability company (société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg on May 23, 2022 (“date of incorporation”), created to develop affordable alternative proteins using molecular farming technology. The Company is registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440. Its registered address is 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg.

Company Reorganization

On December 30, 2022 (the “Closing Date”), the Company consummated the transactions contemplated by the Business Combination Agreement dated as of June 14, 2022, by and among LightJump Acquisition Corporation (“LightJump” or “SPAC”, a Delaware corporation), Moolec Science Limited (“Moolec”, a private limited company incorporated under the laws of England and Wales), the Company, and Moolec Acquisition, Inc. (“Merger Sub”, a Delaware corporation) (referred together with Moolec Science SA as “the Group”), as amended by the Business Combination Agreement dated as of November 18, 2022. Pursuant to the Business Combination Agreement and related agreements:

●	all the issued Moolec Ordinary Shares held by Moolec Shareholders were transferred and contributed in kind to the Company, and were issued, in accordance with the Exchange Ratio (except that the Ordinary Shares to be were reduced by the number of Ordinary Shares already held by Moolec Shareholders immediately prior to the transactions contemplated in the Business Combination Agreement (“Exchange”), being a total of 32,500,000 Ordinary Shares;
●	each Moolec SAFE Holder contributed all of its rights and obligations under each Original SAFE to the Company in consideration for the issuance by the Company of a simple agreement for future equity on substantially identical terms (mutatis mutandis) with such adjustments as required under Luxembourg law;
●	each Moolec Shareholder ceased to be the beneficial holder of such Moolec Ordinary Shares and subject to the submission of all filings required under Law (including any filings required to pay stamp duties), the Company was recorded as the registered holder of all Ordinary Shares so exchanged and transferred and is the legal and beneficial owner thereof;
●	immediately prior to the Merger but after the Exchange, each Moolec SAFE Holder subscribed for, received and became holder of Ordinary Shares, in accordance with the respective Moolec SAFE, which included 262,260 Ordinary Shares; and
●	SPAC caused the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL in order to effectuate the Merger. The Merger became effective on December 30, 2022.

At the Merger and without any further action on the part of SPAC, Merger Sub, the Company or Moolec or the holders thereunder:

●	each SPAC Common Stock issued and outstanding immediately prior to the Merger, excluding those that had been redeemed subject to any redemption rights, were exchanged with the Company, against the issue by the Company of new Ordinary Shares, under the authorized share capital of the Company and subscribed by the contributing holders of SPAC Common Stock for one validly issued and fully paid Ordinary Share, delivered by the Company;

●	as a result of the Merger, all SPAC Common Stock ceased to be outstanding, was canceled and ceased to exist;
●	each share of common stock, par value $0.01 of Merger Sub issued and outstanding immediately prior to the Merger Effective Time was converted and exchanged for one (1) validly issued, fully paid and nonassessable ordinary share, par value $0.01 per share of the Company; and
●	each SPAC Warrant that was outstanding immediately prior to the Merger, pursuant to the SPAC Warrant Agreement, ceased to represent a right to acquire one SPAC Common Stock and was converted in accordance with the terms of such SPAC Warrant Agreement, at the Merger, into a right to acquire one Ordinary Share of the Company on substantially the same terms as were in effect immediately prior to the Time under the terms of the SPAC Warrant Agreement.

Following the Merger:

●	Moolec’s CFO was freely allotted the shares to satisfy the requirements under the CFO Consulting Agreement.

Prior to the Closing, on December 27, 2022, in connection with the vote to approve the adoption of the Business Combination Agreement at LightJump’s special meeting of stockholders, certain public holders of SPAC Common Stock exercised their right to redeem 2,572,848 shares of SPAC Common Stock for cash at a redemption price of approximately $10.23 per share, for an aggregate redemption amount of approximately $26.3 million.

Accordingly, $1,988,975 remained in the Trust Account, for the benefit of the Company, after considering the redemption amount to be paid to the redeeming public holders of SPAC Common Stock. At Closing, EarlyBirdCapital Inc.(“EarlyBird”, the SPAC underwriter) and the Company disagreed on the amount of EarlyBird Cash Fees due to EarlyBird in connection with the EarlyBird Amendment. Even though the trust effectively was integrated in the Company bank account at Closing, as a result of such dispute, EarlyBird had not provided its required consent to Continental Stock Transfer & Trust Company (“Continental”, the Company’s transfer agent and warrant agent) for the transfer of the outstanding funds held in the Trust Account and the funds had to be returned to Continental until the dispute was settled. This proceeding was resolved by a settlement between the Company and EarlyBird dated March 15, 2023. Pursuant to the settlement agreement, the Company instructed Continental to transfer $1.1 million in cash from the Trust Account to EarlyBird.

Additionally, pursuant to the Backstop Agreement, the Sponsor exercised the right to elect to concede Sponsor shares instead of contributing the requisite cash amount under the Backstop Agreement by conceding a total of 200,276 Sponsor shares of SPAC Common Stock to each of Union Group Ventures Limited.(“UGVL”) and THEO I SCSp.(“Theo”). UGVL and Theo each contributed $4,005,520 to the Company pursuant to the terms of the Backstop Agreement and in turn the Company issued 400,552 Ordinary Shares to each of UGVL and Theo.

As a result of the Exchange and following the consummation of the Transaction, Moolec and SPAC had become direct wholly-owned subsidiaries of the Company and Moolec shareholders and SPAC shareholders became holders of issued Company Ordinary Shares of Moolec Science S.A.

In accordance with IFRS 2, for the excess of the fair value of shares deemed to have been issued by Moolec over the fair value of LightJump’s identifiable net assets at the date of the Company Reorganization, the Company recognized $ 42,705,061 as listing costs included in line item “Share based payment cost of listing shares” as an expense in the Statements of Operations, being a non-cash item.

Negative working capital

As of March 31, 2023, the Company has a negative working capital of $ 1,236,793 generated mainly by reorganization expenses pending to be paid. The board is evaluating alternatives to reverse this situation and does not foresee issues in meeting its short-term obligations. (see note 19).

Note 2. Accounting standards and Basis of preparation

Note 2.1. Compliance with IFRS

These unaudited interim condensed consolidated financial statements for the nine-month period ended on March 31, 2023 and 2022 have been prepared in accordance with IAS 34, “Interim Financial Information”.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the Moolec consolidated financial statements as of June 30, 2022.

In relation to the unaudited interim condensed consolidated statements of comprehensive loss, changes in equity and cash flows for the nine-month period ended on March 31, 2023, comparative information is presented corresponding to the nine-month period ended on March 31, 2022.

The unaudited interim condensed consolidated financial statements of the Group as of March 31, 2023 and June 30, 2022 and for the nine-month periods ended March 31, 2023 and 2022 were authorized by the Board of Directors of Moolec Science S.A. on July 10, 2023.

2.2. Basis of measurement

The unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis.

The significant accounting policies set out in Note 3 have been applied in preparing the unaudited interim consolidated financial statements as of March 31, 2023.

Due to the activities of the Group, costs and expenses presented in the consolidated statements of Comprehensive loss are classified according to their function. The consolidated statements of Financial Position has been prepared based on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short-term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle or over the 12-month period subsequent to the reporting date.

2.3. Functional and presentation currency

Items included in the unaudited interim condensed consolidated financial statements are measured using the currency of the primary economic market in which the Company operates (“the functional currency”). These unaudited interim condensed consolidated financial statements are presented in US Dollars, which is the Company’s functional currency.

2.4. Use of estimates and judgements

The preparation of the unaudited interim condensed consolidated financial statements requires Management to make judgements, estimates and assumptions that affect the application of accounting policies and the reporting amounts as presented in the unaudited condensed consolidated financial statements for all periods presented.

Estimates and underlying assumptions are reviewed on an ongoing basis.

2.5. Financial risk management

The Group’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies as compared to policies included in the consolidated financial statements as of June 30, 2022.

Note 3. Significant accounting policies

The accounting policies applied in these Interim condensed consolidated financial statements are consistent with those used in the Annual consolidated financial statements of Moolec since incorporation on August 21, 2020 and have been applied consistently by the Group for last fiscal year ended on June 30, 2022.

As of the date of publication of these interim condensed consolidated financial statements there are no significant changes, new standards, amendments and interpretations of IFRS accounting policies, with exception of:

Warrants

As part of the reorganization, the Group incorporated public warrants (“Public warrants”).

The warrants are an equity instrument only if (a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity and (b) if the instrument will or may be settled in the issuer’s own equity instruments, it is either a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments (“fixed-for-fixed’ condition”).

Public warrants were classified as financial liability as they do not comply with the fixed-for-fixed condition. These instruments are measured at Level 1 fair value based on its quoted price.

Note 4. Comparative Information

The information as of June 30, 2022 and for the nine-month period ended March 31, 2022 disclosed for comparative purposes arises from the consolidated financial statements of Moolec as of those dates.

The exchange of shares related to the Capital Reorganization contemplated by the Business Combination Agreement, explained in Note 1, has been given a retrospective effect in the share capital of the statement of changes in equity and in Net loss per share purposes in Note 15.

Note 5. Subsidiaries

Where the Company holds a controlling interest in an entity, such entity is classified as a subsidiary. The Company exercises control over such an entity if all three of the following elements are present: (i) the Company has the power to direct or cause the direction of the management and policies of the entity, (ii) the Company is exposed to the variable returns of such entity; and (iii) the Company has power to affect the variability of such returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

The subsidiary of the Company, of which its financial results have been included in the Consolidated Financial Statements, and holds a majority share of the voting rights is as follows:

Name	Principal activities	Country of incorporation and principal place of business	% Equity interest as of March 31, 2023

Moolec Science Limited	Investment in subsidiaries	United Kingdom	100.00%
LightJump Acquisition Corporation	Investment in subsidiaries	USA	100.00%

Note 6. Intangible Assets

	Gamma Linolenic Acid (“GLA’) assets and licensing rights to Arachidonic Acid (“ARA”)	SPC® technology	Total Intangible Assets
As of June 30, 2022
Cost	3,000,000	1,598,930	4,598,930
Accumulated Amortization	-	-	-
Net book amount	$3,000,000	1,598,930	$4,598,930

Nine months ended March 31, 2023
Opening net book amount	3,000,000	1,598,930	4,598,930
Additions	100,064	46,114	146,178
Amortization	-	-	-
Closing net book amount	$3,100,064	1,645,044	$4,745,108

As of March 31, 2023
Cost	3,100,064	1,645,044	4,745,108
Accumulated Amortization			-
Net book amount	$3,100,064	1,645,044	$4,745,108

Note 7. Fixed Assets

Chymosin osmosis equipment
As of June 30, 2022
Cost	10,617
Accumulated Depreciation	(1,699)
Net book amount	$8,918

Nine months ended March 31, 2023
Opening net book amount	8,918
Additions	2,570
Depreciation	(1,274)
Closing net book amount	$10,214

As of March 31, 2023
Cost	13,187
Accumulated Depreciation	(2,973)
Net book amount	$10,214

Note 8. Other non-current receivables

	As of March 31, 2023	As of June 30, 2022
Receivables with shareholders	8,070,000	-
Total Other Non-Current receivables	$8,070,000	$-

Moolec issued an aggregate number of Moolec ordinary shares equal to 2,354,069 (or 1,500,000 of Moolec Science shares after the transaction) to current individual shareholders of Bioceres S.A. and Bioceres Group PLC. Moolec and the new shareholders entered into a subscription agreement prior to the transaction pursuant to which Moolec agreed to issue 2,354,069 of Moolec ordinary shares and the new shareholders agreed to pay an aggregate purchase price of $15,000,000 within 5 years from the date of such subscription agreement.

Note 9. Cash and cash equivalents

	As of March 31, 2023	As of June 30, 2022
Bank accounts	6,219,911	1,081,808
Total cash and cash equivalents	$6,219,911	$1,081,808

The Company has bank accounts in: HSBC Bank USA N.A., EFG Bank AG, Lloyds Bank PLC, Alpha Group and Banco de Galicia y Buenos Aires S.A. Neither of them represents more than 40% of the Company’s deposits, as such there is no substantial asset concentration.

Note 10. Accounts Payable

	As of March 31, 2023	As of June 30, 2022
Transaction expenses payable	3,988,637	485,735
Insurance payable to accrue	753,929	-
Accounts payable with related parties	622,580	385,508
Accruals	-	190,843
Other accounts payable	492,256	164,127
Accounts payable	$5,857,402	$1,226,213

Note 11. Other current liabilities

	As of March 31, 2023	As of June 30, 2022
Related parties	677,000	-
Loans	160,000	-
Pay As You Earn ( PAYE )	1,646	1,171
Others	32,471	-
Other current Liabilities	$871,117	$1,171

Note 12. Warrants Terms

Each of the Warrants to purchase an aggregate of 11,110,000 Ordinary Shares are exercisable to purchase one Ordinary Share and only whole warrants are exercisable. The exercise price of the Warrants is $11.50 per share. A Warrant may be exercised only during the period commencing on the date of the consummation of the transactions contemplated by the Business Combination Agreement, and terminating on the earlier to occur of: the date that is five (5) years after the date on which the Business Combination is completed or the liquidation of the Company. Redemptions of warrants for cash once the public warrants become exercisable, may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, and (iv) if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before sending the notice of redemption to each warrant holder. If the public warrants are called for redemption for cash, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis”. The private warrants will be treated identical to the public warrants.

Note 13. Share capital and share premium

As of March 31, 2023, the share capital stock and share premium amounts to $ 66,912.670. As of June 30, 2022 the share capital stock and share premium amounts to $ 7,600,000.

Note 14. Other operating expenses

	As of March 31, 2023	As of March 31, 2022
Transaction Expenses (i)	(3,535,046)	-
Miscellaneous Expenses	(49,252)	(41,020)
Other operating expense	$(3,584,298)	$(41,020)

(i)	The transaction expenses were adjusted by the capitalization of the cost specifically attributable to the issue of new shares (using a criteria based on the percentage of shares issued) recognized in share premium.

Note 15. Net loss per share

The following table presents the calculation of basic and diluted loss per ordinary share for the periods ended on March 31, 2023 and March 31, 2022 as follows:

Loss attributable to ordinary shareholders (basic and diluted)

	For the nine-month periods ended		For the three-month periods ended
Numerator	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Loss for the period, attributable to the owners of the Group	(49,040,852)	(3,008,334)	(358,579)	(1,167,127)
Loss attributable to the ordinary shareholders	(49,040,852)	(3,008,334)	(358,579)	(1,167,127)

	For the nine-month periods ended		For the three-month periods ended
Denominator	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Weighted-average number of ordinary shares	33,264,975	31,000,000	37,560,249	31,000,000

	For the nine-month periods ended		For the three-month periods ended
Net loss attributable to ordinary shareholders per share	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Basic and Diluted	(1.47)	(0.10)	(0.01)	(0.04)

For the nine and three month periods ended March 31, 2023 and March 31, 2022 diluted earning per share (“EPS”) was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

Note 16. Related parties

Balances and transactions between the Group entities, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its directors and/or executive board members and the Company and the Parent are disclosed below.

Transactions with key management personnel

Key management personnel compensation comprised:

Other Related Party Transactions

In USD ($)	March 31, 2023	March 31, 2022
Short-term employee benefits	-	77,837
Share based payment	77,279	774,700

In USD ($)	Note	Transaction values for the nine month period ended March 31, 2023	Transaction values for the nine month period ended March 31, 2022
Share based payment
Key management	16	77,279	774,700
CFO Shares Alloted	1 (iv)	364,014	-
Issue of Additional Shares
Issue of share capital	(i)	15,000	-
Issue of share premium	(ii)	39,610,630	-
Expenses Paid on Behalf of the Company
Parent of BG Farming Technologies - Bioceres S.A.	(i)	237,072	284,005
100% Subsidiary of Bioceres S.A. - Bioceres LLC	(i)	-	85,114
Services Provided by Other Companies
30% owned by Bioceres S.A. - INMET S.A.- Ingenieria Metabolica S.A	(ii)	-	292
98.6% owned by Bioceres S.A. - INDEAR S.A.- Instituto de Agrobiotecnología Rosario	(iii)	-	135,864
Founded and operated by the Company's CPO - Future Foods B.V.		14,011	96,867

Other Related Party Balances

In USD ($)	Note	Balance outstanding as of March 31, 2023	Balance outstanding as of June 30, 2022
100% Subsidiary of Bioceres S.A. - Bioceres LLC		(622,580)	(385,508)
Moolec S.A. Shareholders		8,070,000	-
Union Group Ventures Limited		(677,000)	-

(i)	While the Company initiated operations on its own bank account, the expenses were paid by Bioceres S.A. and Bioceres LLC on behalf of the Company.
(ii)	The Company entered into an agreement with INMET S.A.- Ingenieria Metabolica S.A where it would receive research services in exchange for payment.
(iii)	The Company entered into an agreement with INDEAR S.A.- Instituto de Agrobiotecnologia Rosario where it would receive research services in exchange for payment.
(iv)	Shares issue related to share based payment already vested in prior periods.

Note 17. Share based payment

As of March 31, 2023, Moolec had the following shared-based payment arrangements:

Share option plan for executives and senior management: Group 1 granted up to 909,000 underlying ordinary shares. The options have an exercise price of £0.74 and expire in December 2030 (except one case in June 2031). Group 2 granted up to 544,000 underlying ordinary shares. The options have an exercise price of the higher of £0.74 or the valuation of a Share achieved at the next equity funding round following the date of this Agreement, subject to a 20% Discount and expires in December 2030.

The fair value is defined as the actuarial expected value of the future benefits under the Plan calculated at the date in which benefits are granted and it is estimated using the option valuation method known as ‘binomial trees’. The estimate considers the effects of rotation, the vesting schedule and the possible dilutive effect of the future exercise of options.

Factor	Group 1	Group 2
Fair value of shares	$1.00	$1.00
Exercise price	$1.00	higher of $ 1.00; and 80% of valuation of a share achieved at the next equity funding.
Expected volatility	70%	70%
Dividend rate	-	-
Reference risk-free interest rate	3.00%	3.00%
Plan duration	10.00	10.00
Fair value of stock options at measurement date	0.67	0.18

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

Moolec estimates an expected rotation of 2.00% annually at constant value, taking into account historical patterns of executives maintaining their jobs and the probability of exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the amount and exercise price and the movements of the stock options of executives and managers of the Group for the period ended March 31, 2023.

March, 31 2023
	Group 1		Group 2
	Number of options	Exercise price	Number of options	Exercise price
At the beginning	909,000	£0.74	544,000	Higher of $ 1.00; and 80% of valuation of a share achieved at the next equity funding
Granted during the period	-	-	-	-
Annulled during the period	-	-	-	-
Exercised during the period	-	-	-	-
Expired during the period	-	-	-	-
At the ending	909,000	£0.74	544,000	Higher of $ 1.00; and 80% of valuation of a share achieved at the next equity funding

The charge of the plans based on options recognized during the period was $ 77,279.

Note 18. Simple Agreement for Future Equity (“SAFE”)

The Company signed two simple agreements for future equity (referred to as “SAFE” or “SAFEs” in plural), in exchange for the payment by certain investors of the amounts detailed below on or about December 28, 2021. Both SAFEs were signed with two different investors and for the following amounts:

One SAFE was signed with THEO 1 SCSp for the amount of $ 1,500,000, from which $ 1,000,000 was received on January 5, 2022 and $ 500,000 were received on June 30, 2022.

The other SAFE was signed with SERENITY TRADERS LDT. for the amount of $ 500,000, fully received on January 6, 2022.

Both SAFEs give the investors, in exchange for the payment of the mentioned amounts, the right to a variable number of shares on the Company’s Share Capital  subject to the occurrence of a qualified event or a twelve months maturity, whatever happens before, and in the case of a qualified event, specifically the shares of the series of equity securities issued to the investors investing new money in the Company in connection with the closing. These qualified events are defined as Equity Financing of not less than $20,000,000, Change of Control, a Direct Listing, an Initial Public Offering or a De-SPAC Transaction.

As of December 31, 2022, the De-SPAC transaction occurred on December 30, 2022 and defined as a qualified event pursuant the agreement, converted the SAFE in 262,260 shares of the Company at a purchase price on $ 12.10 for a total of $ 3,173,346.

The following table presents the changes in Level 3 financial instruments as of March 31, 2023:

Balance as of June 30, 2022	$2,860,000
Results on the change of Fair Value of the SAFE (i)	313,346
SAFE Capitalization	(3,173,346)
Balance as of March 31, 2023	$-

(i)	The result due to the change in the fair value of the SAFE was included in Financial Income / Expenses.

Note 19. Events after the reporting period

Management has considered subsequent events through July 10, 2023, which was the date in which these unaudited interim condensed consolidated financial statements were issued.

ValoraSoy acquisition

On April 24, 2023 (the “Closing Date”), Moolec Science SA (the “Company”) completed the acquisition of ValoraSoy S.A. (“ValoraSoy”) from the sellers in accordance with the share purchase agreement (“ValoraSoy SPA”) by and among the Company and the sellers (the “ValoraSoy Acquisition”). As a result of the ValoraSoy Acquisition, the Company acquired all of the issued and outstanding equity securities of ValoraSoy from the sellers, and ValoraSoy became a wholly owned subsidiary of the Company for total aggregate consideration of $2.6 million, in a combination of cash ($2.4 million of which $1.9 million were an immediate cash payment and $0.5 million will be paid in 6 months from the Closing Date) and equity (64,093 shares equivalent to $0.2 million which will be transferred in 12 months from the Closing Date). The acquisition agreement also included a contingent payment in a fixed amount of equity amounting to 384,558 shares equivalent to $1.7 million, which was determined to be a remuneration agreement for future services (the “earn-out”) and consequently it was excluded from the consideration and will be recognized as an expense over the required service period. The contingent payment is payable in shares over a three year period from 2024 to 2026 and subject to the achievement of certain EBITDA targets, as defined in the ValorSoy SPA Such payment is automatically forfeited on termination of employment.

ValoraSoy has more than 10 years of experience, specializes in the production of textured soy proteins and has a long history providing high-quality products and customized solutions to clients in more than 14 countries in 3 different continents. Its products are manufactured using various extrusion processes obtaining as a result vegetable proteins with texture and fibrousness similar to those of meat with various applications such as hamburgers, sausages, and other plant-based products. It has state-of-the-art processing facilities located in the Argentine soybean corridor, which helps maximize raw material origination, with an installed crushing capacity of 10 thousand tons of soybean per year, and a team with over 30 professional facility workers and engineers.

Under IFRS 3, this acquisition qualifies as a business combination and will be accounted for using the acquisition method of accounting.

The initial accounting for the business combination will be prepared at the time of the acquisition date. The Company will continue working on the disclosures required by IFRS 3 paragraphs 59 and B64 during the twelve months period following the acquisition date, that due to the fact of being a recent acquisition it is impracticable to make them at the moment of issuance of these consolidated financial statements.

The consideration of payment was measured at fair value, which was calculated as the sum of the acquisition-date fair values of the assets transferred, and the liabilities incurred.

Consideration of payment:
Immediate cash payment	1,931,112
Deferred payment (present value)	488,430
Shares to be issued (64,093 shares) (present value)	217,916
Total consideration	$2,637,458

Net assets incorporated
Current assets
Cash	$228
Accounts receivable	316,972
Other receivables	1,044,808
Inventory	532,231
Total current assets	$1,894,239
Non-current assets
Fixed Assets	1,138,026
Intangible Assets	3,824,054
Right of use of assets	43,507
Total non-current-assets	$5,005,587
Total assets	$6,899,826

Liabilities
Current liabilities
Accounts Payable	$1,384,980
Financial Debt	1,176,089
Other Liabilities	356,757
Total current liabilities	$2,917,826
Non-current liabilities
Financial Debt	119,464
Other Liabilities	177,367
Deferred Tax Liability	1,297,436
Total non-current liabilities	$1,594,267
Total Liabilities	$4,512,093

Net assets	$2,387,733

Goodwill	$249,725

The figures reported above could be subject to changes.

Goodwill is not expected to be deductible for tax purposes.

Debt Issuance through subsidiary

On April 27, 2023 the Company, through its wholly owned subsidiary (ValoraSoy), issued financial debt for a total amount of $2 million at 0% interest rate to be used for working capital and general corporate purposes.

Share Purchase Agreement with Nomura Securities International, Inc.

On April 14, the Company entered into a Share Purchase Agreement with Nomura Securities International, Inc. The Agreement provides for a committed equity financing facility under which the Company has the option, but not the obligation, to sell up to the equivalent of $50 million in aggregate gross purchase price of its ordinary shares to Nomura over a 36-month period, subject to the terms of the Agreement. The Company intends to use the proceeds from any future sales of securities under the financing facility, if it is utilized, for general corporate purposes.

Memorandum of Understanding with Bioceres Crop Solutions Corp.

On May 29, the Company subscribed to a Memorandum of Understanding with Bioceres Crop Solutions Corp. (“BIOX”) which contemplated discussions to enter into an Equity Subscription with maturity in three years. BIOX would make an in kind subscription with up to 20,000 tons of HB4® soybean in a mutually agreed delivery schedule. In exchange the Memorandum of Understanding considers a Principal of up to $14 million, a Payment In Kind interest (or “PIK”) of 9%, and a Strike of $11/share. At maturity the Company would have the option to pay the Principal and PIK amount in cash or shares. BIOX may convert the instrument to common shares prior to maturity only if Company’s share is above $11.

Exhibit 99.2

Valorasoy S.A.

Statement of assets acquired and liabilities assumed

i

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Moolec Science S.A.

Opinion

We have audited the accompanying statement of assets acquired and liabilities assumed of Valorasoy S.A. (the “Company”) as of April 24, 2023, including the related notes (referred to as the “statement of assets acquired and liabilities assumed”).

In our opinion, the accompanying statement of assets acquired and liabilities assumed presents fairly, in all material respects, the financial position of the Company as of April 24, 2023 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Statement of Assets Acquired and Liabilities Assumed section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of a Matter

The accompanying special purpose statement of assets acquired and liabilities assumed was prepared in connection with Moolec Science S.A.’s (“Moolec”) acquisition of the Company and, as described in Note 1, was prepared for the purpose of complying with Rule 3-05 of the Securities and Exchange Commission’s (SEC) Regulation S-X in accordance with a waiver received by Moolec from the SEC dated May 1, 2023. This special purpose statement of assets acquired and liabilities assumed is not intended to be a complete presentation of the financial position, results of operations or cash flows of the Company. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Statement of Assets Acquired and Liabilities Assumed

Management is responsible for the preparation and fair presentation of the statement of assets acquired and liabilities assumed in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of assets acquired and liabilities assumed that is free from material misstatement, whether due to fraud or error.

In preparing the statement of assets acquired and liabilities assumed, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the statement of assets acquired and liabilities assumed is available to be issued.

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Auditors’ Responsibilities for the Audit of the Statement of Assets Acquired and Liabilities Assumed

Our objectives are to obtain reasonable assurance about whether the statement of assets acquired and liabilities assumed as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the statement of assets acquired and liabilities assumed.

In performing an audit in accordance with US GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the statement of assets acquired and liabilities assumed, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statement of assets acquired and liabilities assumed.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the statement of assets acquired and liabilities assumed.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Sebastian Azagra
Partner

Rosario, Argentina
July 10, 2023

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Valorasoy S.A.

Statement of assets acquired and liabilities assumed

In USD [$]

As of April 24, 2023
Assets
Current assets
Cash	$228
Accounts receivable	316,972
Other receivables	1,044,808
Inventory	532,231
Total current assets	$1,894,239
Non-current assets
Fixed Assets	1,138,026
Intangible Assets	3,824,054
Right of use of assets	43,507
Goodwill	249,725
Total non-current-assets	$5,255,312
Total assets	$7,149,551

Liabilities
Current liabilities
Accounts payable	1,384,980
Financial debt	1,176,089
Other liabilities	356,757
Total current liabilities	$2,917,826
Non-current liabilities
Financial debt	119,464
Other liabilities	177,367
Deferred tax liability	1,297,436
Total non-current liabilities	$1,594,267
Total liabilities	$4,512,093

Net assets	$2,637,458

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Valorasoy S.A.

Notes to Statement of assets acquired and liabilities assumed

In USD [$]

1. Description of Business and Basis of presentation

On April 24, 2023 (the “Closing Date”), Moolec Science SA (the “Company”) completed the acquisition of ValoraSoy S.A. (“ValoraSoy”) from the sellers in accordance with the share purchase agreement (“ValoraSoy SPA”) by and among the Company and the sellers (the “ValoraSoy Acquisition”). As a result of the ValoraSoy Acquisition, the Company acquired all of the issued and outstanding equity securities of ValoraSoy from the sellers, and ValoraSoy became a wholly owned subsidiary of the Company for total aggregate consideration of $2.6 million, in a combination of cash ($2.4 million of which $1.9 million were an immediate cash payment and $0.5 million will be paid in 6 months from the Closing Date) and equity (64,093 shares equivalent to $0.2 million which will be transferred in 12 months from the Closing Date). The acquisition agreement also included a contingent payment in a fixed amount of equity amounting to 384,558 shares equivalent to $1.7 million, which was determined to be a remuneration agreement for future services (the “earn-out”) and consequently it was excluded from the consideration and will be recognized as an expense over the required service period. The contingent payment is payable in shares over a three year period from 2024 to 2026 and subject to the achievement of certain EBITDA targets, as defined in the ValorSoy SPA Such payment is automatically forfeited on termination of employment.

ValoraSoy has more than 10 years of experience, specializes in the production of textured soy proteins and has a long history providing high-quality products and customized solutions to clients in more than 14 countries in 3 different continents. Its products are manufactured using various extrusion processes, obtaining as a result vegetable proteins with texture and fibrousness similar to those of meat, which have various applications such as hamburgers, sausages, and other plant-based products. It has state-of-the-art processing facilities located in the Argentine soybean corridor, which helps maximize raw material origination, with an installed crushing capacity of 10 thousand tons of soybean per year, and a team with over 30 professional facility workers and engineers.

Negative working capital

As of the Closing Date, ValoraSoy has a negative working capital of $1,023,587 generated mainly by a temporary mismatch between account payables and account receivables. The Company is evaluating alternatives to reverse this situation and does not foresee issues in meeting its short-term obligations.

Basis of presentation – the Statement of Assets Acquired and Liabilities Assumed (the “Statement”) is not a complete set of financial statements, but rather it presents the assets acquired and liabilities assumed in the ValoraSoy Acquisition at fair value as the Closing Date, in accordance with International Financial Reporting Standard 3 Business Combinations (“IFRS 3”). This statement does not include all the information required under International Financial Reporting Standards (“IFRS”), such as, the statement of comprehensive income, of changes in shareholders equity and of cash flows, as well as related notes and comparative information. The Company’s preliminary allocation of the purchase price was based on an evaluation of the estimated fair values and represents management’s best estimate based on available data at the date the Statement was issued (July 10, 2023). The purchase price allocation of the assets acquired and liabilities assumed is preliminary until the contractual post-closing adjustments are finalized and the measurement period allowed for under IFRS 3 has closed. The final determination of the fair value of assets acquired and liabilities assumed will be completed within the one-year measurement period as allowed by IFRS 3. Changes during the measurement period could be material.

As a result of the ValoraSoy Acquisition, and pursuant to Rule 3-05 and Article 11 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission (the “SEC”), the Company would be required to file certain historical audited financial statements of ValoraSoy and corresponding pro forma financial information. However, in a letter dated May 1, 2023, the SEC stated that it would permit the substitution of an audited statement of assets acquired and liabilities assumed at fair value as of the Closing Date in lieu of historical audited financial statements of ValoraSoy and corresponding pro forma financial information otherwise required by Regulation S-X.

The Statement has been approved for issuance by the Board of Directors on July 10, 2023.

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2. Summary of Significant Accounting Policies

Use of estimates – the Company prepared the Statement in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). IFRS requires the Company to make certain estimates and assumptions that affect the amounts reported herein. The Company bases its estimates and assumptions on ValoraSoy’ historical experience and on various other factors that are believed to be reasonable under the circumstances, including those of a market participant. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates and underlying assumptions.

Foreign currency translation — the assets acquired and liabilities assumed of ValoraSoy are translated into U.S. dollars using the exchange rate as of the date of the ValoraSoy Acquisition.

Fair value measurements — fair value is defined, from the perspective of market participants who hold the asset or owe the liability as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are from sources independent of ValoraSoy. Unobservable inputs reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability.

The Company uses estimates and assumptions to assign fair value to the tangible and identifiable intangible assets acquired and liabilities assumed based on information that existed as of the Closing Date. The Company believes that the information available provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed. The preliminary measurements of fair value set forth herein are subject to change and such changes could be material.

The fair value of cash, inventories, trade receivables, other receivables, fixed assets and accounts payables approximated their carrying value at the date of acquisition due to their short maturities and/or because their terms are similar to market terms.

Intangible assets and right of use assets were fair valued using a combination of Level 2 and Level 3 inputs as described in each respective policy below. The value of deferred income taxes were determined in accordance with International Accounting Standard 12, Income Taxes (“IAS 12”).

Concentrations of Credit Risk – financial instruments held by ValoraSoy that are potentially subject to concentrations of credit risk are primarily cash and receivables. The Company determined that there were no acquired financial assets that, as of the date of the ValoraSoy Acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination.

Cash includes cash held for funding the daily operations. The carrying amount reported in the Statement for cash is valued at cost, which represents their fair value.

Trade receivables are recorded at fair value at Closing Date.

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Inventories are recorded at fair value based on the measurement at Closing Date. Inventories are comprised of the following amounts:

April 24, 2023
Raw material	$438,375
Finished goods	93,856
Total inventories	$532,231

Other receivables are recorded at fair value at Closing Date. Other receivables are comprised of the following amounts:

April 24, 2023
Tax credits	$653,694
Loan receivables	293,598
Prepayment to suppliers	97,516
Total other receivables	$1,044,808

Fixed assets are recorded at fair value at Closing Date. Fixed assets are comprised of the following amounts:

April 24, 2023
Machinery	$1,055,494
Vehicles	25,464
Storage	49,281
Fixture and fittings	5,154
Equipment and computers	2,633
Total fixed assets	$1,138,026

Right of use of assets are recorded at fair value using a third party valuation specialist.

Intangible assets consist of ValoraSoy’ customer relationships and software licenses. Software licenses will be amortized on a straight-line basis and customer relationships based on the expected attrition over the respective estimated periods for which the intangible assets will provide economic benefit to the Company. Customer relationships were valued using the multi-period excess earnings method of the income approach. Significant assumptions used in the valuations including ValoraSoy cash flow projections which were based on estimates used to price the ValoraSoy Acquisition, and the discount rates applied were benchmarked with reference to the implied rate of return to the Company’s pricing model and the weighted-average cost of capital.

Goodwill represents the excess of the purchase price consideration over the fair value of the underlying assets acquired and liabilities assumed and largely results from expected future synergies from combining operations as well as an assembled workforce, which does not qualify for separate recognition. The preliminary purchase price allocation resulted in the recognition of $249,725 of goodwill. The Company expects that the ValoraSoy Acquisition will help to accelerate its growth in the food ingredients industry by expanding its commercial network with a top-notch sales team and complementing its Molecular Farming Platform with industrial capacity and downstream operations, in addition to adding a highly experienced team of professionals.

6

Refer to the below summary of the purchase price allocation detailing the calculation of goodwill recognized as a result of the ValoraSoy Acquisition:

Summary of Purchase Price Allocation

Purchase price consideration	$2,637,458
Less: Identifiable net assets acquired	2,387,733
Goodwill recognized	$249,725

Accounts payable are recorded at fair value on the date of purchase.

Financial debt: is recorded at fair value at Closing Date. Financial debt is comprised of the following amounts:

April 24, 2023
Financial Debt denominated in Argentine Pesos	$1,013,232
Financial Debt denominated in US Dollars	282,321
Total Financial Debt	$1,295,553

As of April 24, 2023, the most significant debts are nominated in Argentine Pesos at a fixed interest rate. Annual Interest rates fluctuated between 35% and 85%. Financial debts in US dollars have an annual fixed interest rate of 8%

Deferred tax assets and liabilities: are recognized when the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on:

-	the initial recognition of goodwill

Net deferred tax liabilities are comprised of the following amounts:

April 24, 2023
Deferred tax asset
Tax loss carry-forward	$313,498
Total other receivables	$313,498

7

April 24, 2023
Deferred tax liability
Fixed assets	$(229,304)
Customer relationship	(1,381,630)
Total deferred tax liability	$(1,610,934)
Net deferred tax liability	$(1,297,436)

3. Intangible Assets

A summary of the intangible assets acquired are as follows:

Customer relationship	$3,819,009
Other intangibles	5,045
Total intangible assets	$3,824,054

Future amortization expense associated with intangible assets is expected to be:

Fiscal year ended June, 30
2023 (remaining)	$92,891
2024	543,026
2025	522,976
2026	461,592
2027	370,444
Thereafter	1,833,125
Total	$3,824,054

4. Subsequent events

On April 27 2023, ValoraSoy issued promissory notes for a total amount of $2 million at 0% interest rate to be used for working capital and general corporate purposes, with maturities in May and June 2024.

Subsequent events have been evaluated through July 10, 2023, the date the Statement and accompanying notes thereto were available to be issued.

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